UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

 Commission File No.: 000-30668

NOVA MEASURING I NSTRUMENTS LTD.
(Translation of registrant's name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: "Nova to participate at the Citi 2017 Global Technology Conference".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2017	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova to Participate at the Citi 2017 Global Technology Conference

Rehovot, Israel, August 14, 2017 - Nova (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today announced that Mr. Eitan Oppenhaim, President & Chief Executive Officer, will participate at the Citi 2017 Global Technology Conference on September 7, 2017. The conference will be held September 6-8, 2017 in New York City.

Mr. Oppenhaim will be available for one-on-one meetings during the conference on September 7, 2017. To schedule a meeting, please contact your Citi sales person or Miri Segal at msegal@ms-ir.com.

About Citi Global Technology Conference: The 24th annual Citi 2017 Global Technology Conference will be held on Wednesday - Friday, September 6-8, 2017 at the New York Hilton Midtown Hotel in New York City.  Citi expects to host more than 150 companies this year. In the past, Citi's Global Technology Conference has attracted more than 1,000 institutional investors, a figure Citi hopes to surpass in 2017.

About Nova: Nova delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world's largest integrated-circuit manufacturers, Nova's products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today's high-end semiconductor market. Nova's technical innovation and market leadership enable customers to improve process performance, enhance products' yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.